Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 2-69062 on Form N-1A of our report dated February 13, 2026, relating to the financial statements and financial highlights of BlackRock Advantage Large Cap Core Portfolio, BlackRock Balanced Portfolio, BlackRock Capital Appreciation Portfolio, BlackRock Global Allocation Portfolio and BlackRock Government Money Market Portfolio of BlackRock Series Fund, Inc. (the “Funds”), appearing in the Form N-CSR of the Funds for the year ended December 31, 2025, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
April 17, 2026